Paul, Hastings, Janofshy & Walker LLP Twenty-Fourth Floor * 55 Second Street * San Francisco, CA 94105-3441 telephone 415 856 7000 * facsimile 415 856 7100 www.paulhastings.com

Paul Hastings

Attorneys
(414) 856-7068
catherinemacgregor@paulhastings.com

November 30, 2004

VIA E-MAIL

Chad E. Fickett, Esq.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

Re:	Rule 485(b) Representation of Counsel

Dear Mr. Fickett:

We are counsel to Professionally Managed Portfolios (the “Registrant”). You have asked us to review Post-Effective Amendment No. 182 to the Registrant’s Registration Statement on Form N-1A (File Nos. 033-12213 and 811-05037) (the “Amendment”) which is being filed pursuant to paragraph (b)(1) of Securities Act Rule 485. Based on our limited review of the sections that you have indicated are being amended, we hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Very truly yours,

/s/ Catherine M. MacGregor

Catherine M. MacGregor

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Julie Allecta